UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ___)*

HERCULES CAPITAL, INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

427096508

(CUSIP Number)

April 27, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 427096508

1	NAME OF REPORTING PERSONS Kingdom Holding Company
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION The Kingdom of Saudi Arabia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER* 9,411,490
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER* 9,411,490

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,411,490
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)** 6.6%
12	TYPE OF REPORTING PERSON (see instructions) CO

*	See Item 4 below.
**	The percentage ownership is calculated based on 143,360,061 shares of the Issuer’s common stock, $0.001 par value, as reported in the Issuer’s Prospectus Supplement filed pursuant to Rule 424(b)(2) with the Securities and Exchange Commission on May 5, 2023.

CUSIP No. 427096508

1	NAME OF REPORTING PERSONS HRH Prince Alwaleed Bin Talal Bin Abdulaziz Alsaud
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION The Kingdom of Saudi Arabia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER* 9,411,490
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER* 9,411,490

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,411,490
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)** 6.6%
12	TYPE OF REPORTING PERSON (see instructions) IN

*	See Item 4 below.
**	The percentage ownership is calculated based on 143,360,061 shares of the Issuer’s common stock, $0.001 par value, as reported in the Issuer’s Prospectus Supplement filed pursuant to Rule 424(b)(2) with the Securities and Exchange Commission on May 5, 2023.

CUSIP No. 427096508

Item 1.

(a)	Name of Issuer:

Hercules Capital, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

400 Hamilton Avenue, Suite 310

Palo Alto, CA 94301

Item 2.

(a)	Name of Person Filing:

Kingdom Holding Company, a company organized in the Kingdom of Saudi Arabia (“KHC”); and HRH Prince Alwaleed Bin Talal Bin Abdulaziz Alsaud, an individual (“HRH” and, with KHC, the “Reporting Persons”).

(b)	Address of Principal Business Office or, if None, Residence:

The address of the principal business office of each of the Reporting Persons is:

Kingdom Holding Company
66th Floor, Kingdom Centre
P.O. Box 1
Riyadh 11321
Kingdom of Saudi Arabia

(c)	Citizenship:

See the responses to Item 4 of the attached cover pages.

(d)	Title of Class of Securities:

Common Stock, par value $0.001 per share (“Common Stock”)

(e)	CUSIP Number:

427096508

CUSIP No. 427096508

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

Item 4. Ownership.

KHC

(a)	Amount beneficially owned: 9,411,490*

(b)	Percent of class: 6.6%**

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:	0

(ii)	Shared power to vote or to direct the vote:	9,411,490*

(iii)	Sole power to dispose or to direct the disposition of:	0

(iv)	Shared power to dispose or to direct the disposition of:	9,411,490*

CUSIP No. 427096508

HRH

(a)	Amount beneficially owned: 9,411,490*

(b)	Percent of class: 6.6%**

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:	0

(i)	Shared power to vote or to direct the vote:	9,411,490*

(ii)	Sole power to dispose or to direct the disposition of:	0

(iii)	Shared power to dispose or to direct the disposition of:	9,411,490*

KHC owns directly 9,411,490 shares of Common Stock of Hercules Capital, Inc. (the “Issuer”). HRH is the majority shareholder of KHC. HRH, as the majority shareholder of KHC, has the power to elect a majority of the directors of KHC. Accordingly, for the purposes of Regulation 13D-G under the Securities Exchange Act of 1934, HRH can control the disposition and voting of the shares of Common Stock of the Issuer held by KHC. HRH disclaims beneficial ownership in all shares of Common Stock of the Issuer reported herein, except to the extent of his pecuniary interest therein.

*	Represents 9,411,490 shares of common stock, par value $0.001 per share, of the Issuer.

*	The percentage ownership is calculated based on 143,360,061 shares of the Issuer’s Common Stock, as reported in the Issuer’s Prospectus Supplement filed pursuant to Rule 424(b)(2) with the Securities and Exchange Commission on May 5, 2023.

Item 5. Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of a Group.

Not applicable.

Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No. 427096508

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 7, 2023	Kingdom Holding Company

	By:	/s/ Eng. Talal AlMaiman
	Name:	Eng. Talal AlMaiman
	Title:	Chief Executive Officer

Dated: May 7, 2023	/s/ HRH Prince Alwaleed Bin Talal Bin Abdulaziz Alsaud
HRH Prince Alwaleed Bin Talal Bin Abdulaziz Alsaud

[Signature page to Schedule 13G]

CUSIP No. 427096508

EXHIBIT INDEX

Exhibit	Description of Exhibit
99.1	Joint Filing Agreement.